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                               March 31, 2023

       David I. Rainer
       Chief Executive Officer
       Southern California Bancorp
       12265 El Camino Real, Suite 210
       San Diego, California 92130

                                                        Re: Southern California
Bancorp
                                                            Draft Registration
Statement on Form 10
                                                            Submitted March 2,
2023
                                                            CIK No. 0001795815

       Dear David I. Rainer:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 submitted March 2, 2023

       General

   1. In light of recent market events and activities within the banking sector, please revise
                                                        Business, Risk Factors,
Management   s Discussion and Analysis and other sections, where
                                                        appropriate, to address
any material impact these events and activities have had on your financial condition,
operations, customer base, liquidity, capital position and risk profile.
                                                        Provide quantitative
and qualitative disclosure as appropriate and clarify what actions management is
undertaking in response to the market events and activities.
 David I. Rainer
FirstName  LastNameDavid
Southern California BancorpI. Rainer
Comapany
March      NameSouthern California Bancorp
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
2. In this regard, examples of expanded disclosure may include but are not limited to the following:

                Provide an update on your liquidity management and capital position as of a more recent date. Include qualitative and quantitative information about your cash position, investment securities, deposits, borrowings and sources of available but unused borrowings. For example, we note that you had gross unrealized losses of $9.3 million on AFS securities and $6.4 million on HTM securities at December 31,
              2022. Any such revised disclosures should include identifying and discussing material stress testing scenarios, metrics or measures that you have utilized to evaluate, monitor and manage your liquidity and capital position;

                Discuss material trends and recent activities, as of a more recent date, in your deposits balance, such as deposit inflows, withdrawals, uninsured vs. insured deposits and average rates offered by type of deposit (e.g., demand deposits, time deposits, etc.);

                Disclose and discuss any significant market, industry or individual concentrations in your deposit balance and how you manage the concentration risk, if applicable. For example, revise to disclose if there are any significant industries or other concentrations within the population of depositors with any deposits in excess of the
              FDIC insurance limit of $250,000; and

                In regard to your Quantitative and Qualitative Disclosures about Market Risk, expand your discussion of interest rate risk and interest rate sensitivity to help readers better understand and assess potential impacts for all interest rate sensitive assets and liabilities impacting your financial condition and results of operations.

Item 1. Business
General Overview, page 3

3. Please discuss the costs and effects of compliance with environmental laws at the federal, state and local level. See Item 101(h)(4)(xi) of Regulation S-K.
4. Please include a brief explanation of what you mean by small-to-medium-sized businesses.
Construction and Land Development Loans, page 8

5. Please discuss the specific material risks discussed in this section in a separately captioned risk factor. Please also provide separate risk factors for risks unique to each of your categories of loans, as applicable.
 David I. Rainer
FirstName  LastNameDavid
Southern California BancorpI. Rainer
Comapany
March      NameSouthern California Bancorp
       31, 2023
March3 31, 2023 Page 3
Page
FirstName LastName
Real Estate Loans, page 8

6. We note your disclosure in this section discussing the risks of interest rates on real estate loans. We also note your disclosure on page nine discussing the number of commercial real estate loans contained in your loan portfolio and the effect the deterioration of one or a few of these loans could cause on your nonperforming assets. Please discuss these risks in a separately captioned risk factor and as appropriate in the management's discussion and analysis of financial condition and results of operations.
Small Business Administration ("SBA") Loans, page 9

7. Please briefly explain the designation of "Preferred Lender" and any material effect it may have on your business. To the extent the government may revoke your Preferred Lender status, please discuss any material adverse risks such action may have on your business in the Risk Factors section.
Consumer Loans, page 10

8. We note your disclosure that consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. Please include a separately captioned risk factor discussing such risks.
Deposit Products, page 11

9. Please briefly expand your disclosure regarding the Insured Cash Sweep deposit program, such as how it is described as insured and if government regulation is involved.
Dividend Restrictions Applicable to the Bank, page 18

10. We note your disclosure on page 18 that the primary source of funds for the company is expected to be dividends paid by the bank, which is subject to certain restrictions. Please include a separately captioned risk factor in the risk factors section discussing such risks.

Item 1A. Risk Factors
We face risks related to pandemics, natural disasters, page 21

11. Please revise to include a separate risk factor, with its own separate subheading, to discuss how natural disasters affect your target market and the type of loans you originate and / or hold for investment.
Interest rate shifts, page 22

12. Please revise this risk factor subheading to address what cycle interest rate shifts currently are in, such as rising interest rates, so that investors can assess the risk. Please address
 David I. Rainer
Southern California Bancorp
March 31, 2023
Page 4
         more specifically in the risk factor how the current interest environment is affecting or may affect your business.
Regulatory policies regarding loans secured by commercial real estate, page 23

13. We note your disclosure that as of December 31, 2022, your CRE loans for purposes of the guidance represented 555.7% of your total risk-based capital. Please include a separately captioned risk factor to discuss the risk that your loans for purposes of the federal banking agencies guidance appear to be on the high end of concentration risk under the guidance, or advise.
If we do not manage our liquidity effectively, our business could suffer, page
24

14. Please briefly expand your risk factor disclosure to describe what you mean by alternative funding and the availability of such alternative funding, as applicable, so that investors can assess the risk.
New lines of business, products, products enhancements, page 26

15. Please revise in this risk factor to clarify if you have begun to implement the new lines of businesses you mention in the risk factor, as well as clarify where you are in the process of implementation.
Our failure to comply with stringent capital requirements, page 28

16. We note your disclosure that you are subject to capital adequacy guidelines and other regulatory requirements. Please include a cross reference to the table on page
         146 under Note 15 to your consolidated financial statements setting forth the Bank's actual capital amounts and ratios and the amount of capital required.
We are an emerging growth company, and the reduced regulatory and reporting requirements applicable, page 33

17. We note that you are an emerging growth company and a smaller reporting company.
         Please revise your risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
Noninterest Expense, page 46

18. We note your disclosure that you recognized a net loss of $5.5 million related to the settlement of certain legal matters during the year ended December 31, 2022. Considering
FirstName LastNameDavid I. Rainer
       the materiality of this loss, please revise your disclosure to clarify the nature of this
Comapany    NameSouthern
       litigation           California
                  and provide  any otherBancorp
                                          relevant facts and circumstances
related to the litigation
March and   cost. Page 4
       31, 2023
FirstName LastName
 David I. Rainer
FirstName  LastNameDavid
Southern California BancorpI. Rainer
Comapany
March      NameSouthern California Bancorp
       31, 2023
March5 31, 2023 Page 5
Page
FirstName LastName
Interest Rate Risk Management, page 61

19. Please revise to present summarized market risk information for the year ended December
         31, 2021. In addition, please discuss the reasons for material quantitative changes in market risk exposures between the current and preceding fiscal years. Refer to Item
         305(a)(3) of Regulation S-K for guidance.
20. We note your disclosure on page 61 that your management Asset Liability Committee
         oversees your interest rate risk and that such management    begins
with understanding the
         dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations,
         and policy constraints.    Explain and quantify the existence of
material asset liability
         mismatch, if applicable for the periods presented or as of a more recent date, and discuss how the ALCO considers, measures, and manages mismatch and related risks, including what information it has considered related to recent market events. Please disclose which individuals or committees are responsible for the "risk management framework"
         referenced on page 29, and disclose the frequency of meetings by the relevant individuals and/or committees.
Item 3. Properties, page 62

21. Please disclose the general description and approximate square footage of the properties you own and lease. Refer to Item 102 of Regulation S-K.
Item 4. Security Ownership of Certain Beneficial Owners, page 62

22. Please also include the natural person or persons who has voting and dispositive control over the shares held by AB Financial Services Opportunity Fund, or advise.
Item 6. Executive Compensation, page 77

23. We note your disclosure that Mr. Rainer was on unpaid sabbatical leave from April 29,
         2022 through September 1, 2022. Please revise to include any other person who served as
         CEO during such period. See Item 402(m)(2)(i) of Regulation S-K. Director Compensation, page 86

24. Please provide the director compensation information in the tabular format required by
         Item 402(r) of Regulation S-K. For example, for each director who received an option award, disclose the aggregate number of option awards outstanding at fiscal year end by footnote to the appropriate column of the director compensation table.
Item 7. Certain Relationships And Related Transactions, and Director
Independence
Banking Transactions, page 87

25. Please describe the restrictions on the bank as to the extent and amount of loans it can make to its officers and directors.
 David I. Rainer
Southern California Bancorp
March 31, 2023
Page 6
Item 10. Recent Sales of Unregistered Securities
Anti-Takeover Considerations and Special Provisions of Our Articles of Incorporation, Bylaws and California Law, page 92

26. We note your disclosure regarding anti-takeover considerations and special provisions of your articles of incorporation, bylaws and California law. Please include in the Risk
      Factors section all material risk factors pertaining to such discussion. For example, please highlight that California law and certain provisions of your Articles of Incorporation and
      Bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of the company, even if such removal or acquisition would be viewed by your shareholders to be in their best interests.
Report of Independent Registered Public Accounting Firm, page 97

27. We note your disclosure on page 12 that you qualify as an emerging growth company and are exempt from the auditor attestation requirement in the assessment of your internal control over financial reporting. We also note that your auditor has stated that they have audited your internal control over financial reporting as of December 31, 2022. Please revise to ensure your disclosure related to internal control over financial reporting is clear considering the requirements of Form 10 and Item 308 of Regulation S-K. To the extent
      you include an auditor   s attestation, please ensure it complies with
the requirements of
      Rule 2-02 of Regulation S-X.
       You may contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid I. Rainer
                                                             Division of
Corporation Finance
Comapany NameSouthern California Bancorp
                                                             Office of Finance
March 31, 2023 Page 6
cc:       Josh Dean
FirstName LastName